LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbreisman@gmail.com

telephone 954-344-0809                                                                                                                       facsimile 309-402-2342

August 1, 2008

Mark P. Shuman, Esq.

Branch Chief-Legal

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Cleartronic, Inc., f/k/a GlobalTel, IP, Inc. ( the “ Company”)

Amendment No. 8 to Registration Statement on Form S-1

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of July 31, 2008 with respect to Amendment No. 7 to the Company’s registration statement.

The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. The comments in paragraphs numbered 6, 7, 8 and 9 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 8 to the registration statement.

Security Ownership of Certain Beneficial Owners and Management

1.

The Item 404 disclosure with respect to Dominic Albi is now under the caption “Certain Transactions.”

2.

The amount of 5% in the selling stockholder table was rounded up to  the nearest whole integer. The percentage in the table has been revised to 4.78%. Mr. Natali’s present beneficial ownership as a percentage of the Company’s outstanding common stock, computed in accordance with the provisions of Rule 13d-3 under the Exchange Act, is approximately 4.97%.

REISMAN & ASSOCIATES, P.A.

Mark P. Shuman, Esq.

August 1, 2008

3.

The Item 404 disclosure with respect to Phantom Telecom is now under the caption “Certain Transactions.”

4.

As you suggested, the shares underlying Mr. Albi’s warrants have been removed from the registration statement.

The registration statement has been revised to reflect the removal of the shares underlying Mr. Albi’s warrants.

An updated legal opinion has been filed as Exhibit 5.01.

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman